EXHIBIT 5.4

10% Convertible Debenture

Memo

Poly-Pacific International Inc.

DATE: June 15, 2005

SUBJECT: Convertible Debentures

Fact:

Poly-Pacific International Inc. (the ACompany@) issued a convertible debenture dated June 15, 2003 and expiring December 15, 2004. The $275,000 convertible debenture is convertible into common shares of the company at the discretion of the debenture holder at an exercise price of $0.15 - $0.20 per common share. The trading price of the shares on June 15, 2003 is $0.22 per share.

Reference:
EITF 98-5

Issue:

Since the trading price of the shares exceed the exercise price of the convertible debentures, does an intrinsic value exist and should it be recorded as an expense of issuing the convertible debenture?

Analysis:

EITF 95-2 indicates that embedded beneficial conversion features present in convertible securities should be valued separately at issuance. The beneficial conversion feature should be calculated at the commitment date as the difference between the conversion price and the fair value of the common share.

The difference between the trading price of the shares of $0.22 and the exercise price of the convertible debenture of $015-$0.20 is clearly an embedded beneficial conversion feature of the convertible debenture. That is, the debenture holder would benefit immediately from the price difference between the exercise price and trading price of the shares.

The other issue that must be resolved is determining the commitment date used to measure the beneficial conversion feature. Although the convertible debenture agreement is dated June 15, 2003, the debenture holders were not able to exercise their option on that date. Since the convertible debentures were potentially converted into common shares, the company required approval from the TSX exchange to reserve the issuance of common shares pursuant to the exercise of the convertible debentures at the exercise prices listed in the debenture agreement. Approval from the TSX exchange is critical in determining the commitment date because the terms of the debenture agreement are not finalized until the approval is obtained. In fact, in a letter from the TSX exchange dated June 30, 2003, the company was notified that their proposed exercise price of $0.15 was required to be modified due to the fact that the trading price of the company=s shares was greater than the exercise price. The company subsequently revised the exercise price of the convertible debentures to $0.20 for all insiders. The TSX exchange allowed for the $0.15 exercise price for convertible debentures issued to outsiders. This approval from the TSX exchange was obtained on July 8, 2003. Hence, the commitment date for measuring the beneficial conversion feature should be July 8, 2003, as that is the date when the terms of the debentures were finalized and the debenture holders would be able to realize the beneficial conversion feature at their option.

Conclusion:

Since the commitment date of the convertible debenture is determined to be July 8, 2003, the embedded beneficial conversion feature should be measured as of July 8, 2003. The closing price of the company=s shares on July 8, 2003 was $0.16. The beneficial conversion feature of the convertible debentures would be as follows:

Insiders:

550,000 common shares at an exercise price of $0.20.
Since the exercise price exceeds the trading price of the shares, NO beneficial conversion feature.

Outsiders:

1,100,000 common shares at an exercise price of $0.15
Trading price of common shares at $0.16

1,100,000
x 0.10
11,000

The beneficial conversion feature for the convertible debentures is $11,000. Materiality for the audited financial statements is $40,000. The beneficial conversion feature of $11,000 is not material and has not been recorded in the audited financial statements.